EXHIBIT 3.3

Vedanta Resources plc 16 Berkeley Street London W1J 8DZ Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

25 August 2006

OFFER TO PURCHASE MAILED TO SHAREHOLDERS OF STERLITE GOLD LTD.

Vedanta Resources plc (“Vedanta”) announced today that it is mailing its take-over bid circular and offer to purchase to Sterlite Gold Ltd. shareholders. The offer to purchase is being made through Vedanta’s wholly-owned subsidiary Twin Star International Limited (“TSI”), and is being made for all of the outstanding common shares of Sterlite Gold Ltd. (TSX:SGD) (“Sterlite Gold”) not already owned by TSI at an offer price of C$0.258 in cash per common share (the “Sterlite Gold Offer”). The Sterlite Gold directors’ circular, which is being mailed with Vedanta’s offer to purchase, contains the unanimous recommendation of the Sterlite Gold board of directors that shareholders accept the Sterlite Gold Offer and tender their common shares to the Sterlite Gold Offer.

The Sterlite Gold Offer is open for acceptance until 5:00 p.m. (Toronto time) on 30 September 2006, unless withdrawn or extended, and is subject to certain conditions as set out in the offer to purchase.

At present, the offer to purchase has not been mailed to the relatively small proportion of Sterlite Gold shareholders resident in the United States. It is Vedanta’s intention to include U.S. resident shareholders in the Sterlite Gold Offer subject to securing all required regulatory approvals. Vedanta does not wish to delay making the Sterlite Gold Offer and preventing the substantial majority of Sterlite Gold shareholders resident outside the United States from considering and tendering to the Sterlite Gold Offer. Assuming that all necessary U.S. regulatory approvals are obtained, it is anticipated that the offer to purchase together with such additional information as is required under U.S. securities laws to permit the Sterlite Gold Offer to be made in the United States, will be mailed to U.S. shareholders as soon as practicable.

Vedanta originally announced its intention to make the Sterlite Gold Offer on June 13, 2006 and as part of this transaction, Vedanta entered into an agreement pursuant to which it has acquired, through its wholly-owned subsidiary Welter Trading Limited (“Welter”), the entire issued share capital of TSI, the holder of 146,039,658 common shares of Sterlite Gold representing 55.0% of Sterlite Gold’s issued and outstanding common shares, for C$37.68 million in cash prior to which neither Vedanta nor Welter owned or controlled any common shares of Sterlite Gold.

Sterlite Gold shareholders are advised to read Vedanta’s offer to purchase and circular, the directors’ circular and related documents which have been filed with the Canadian securities regulatory authorities as they contain important information. Shareholders may obtain a copy of the material (when available) on SEDAR at www.sedar.com.

Vedanta Resources plc 16 Berkeley Street London W1J 8DZ Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

Further information regarding Vedanta Resources plc or Welter Trading Limited, including a copy of the early warning report to be filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, can be obtained by contacting:

Sumanth Cidambi Associate Director - Investor Relations Vedanta Resources plc	sumanth.cidambi@vedanta.co.in Tel: +44 20 7659 4732 / +91 22 6646 1531
Faeth Birch Robin Walker Finsbury	Tel: +44 20 7251 3801

About Vedanta Resources plc
Vedanta Resources plc is a FTSE 100 diversified metals and mining group. Its principal operations are located throughout India, with further operations in Zambia and Australia. The major metals produced are aluminium, copper, zinc and lead. For further information, please visit www.vedantaresources.com.

Disclaimer
The Sterlite Gold Offer is not being, and will not be, made in any jurisdiction where not permitted by law. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be, any sale of securities in any jurisdiction in which the Sterlite Gold Offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains “forward-looking statements” - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” This information is based upon certain material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including that the Sterlite Gold Offer will be made to United States shareholders. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, our financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale,

Vedanta Resources plc 16 Berkeley Street London W1J 8DZ Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com including those of a political, economic, business, competitive or regulatory nature. This list is not exhaustive of the factors that may affect any of our forward-looking statements contained in this release. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update our forward-looking statements.